FUNDS DISTRIBUTOR, INC.
                                 CODE OF ETHICS

October 1, 1996

I.       Introduction
    All employees are expected to help protect and enhance the assets and reputation of Funds Distributor, Inc.(the "Company"). Every individual with whom we come into contact must believe in our honesty, integrity and dependability.

    In the rapidly evolving businesses in which we are engaged, each employee is challenged by a complex environment often requiring fast responses under high pressure. No written policy can definitively state for employees the appropriate action for all business situations. Accordingly, this Code emphasizes a norm or standard of conduct that must permeate all business dealings and relationships rather than a set of specific rules.

    In addition, this Code requires all employees to adhere to all Company policies, including, without limitation, those governing insider trading, equal employment opportunity, and sexual harassment.

II.      Management Responsibility

    Managers by virtue of their positions of authority play a particularly important role in developing the commitment and ability of their associates to make sound ethical judgments. This requires recognition of the ethical issues often inherent in business decisions, analysis of the ethical aspects of very complex situations, and knowing when to seek assistance in determining the ethical course of action. Other aspects of ethical leadership include:

o        Ensuring that your own conduct is above reproach.

o Communicating personal support for, and the seriousness of, ethical conduct.

o        Educating your associates in all aspects of ethical conduct.

o Creating an environment that encourages employees to voice ethical concerns and supporting those who speak out for honesty and integrity.

o Avoiding creating pressures and circumstances which influence employees to produce results which are not reasonable and which may inadvertently cloud the judgment of otherwise ethical employees.

o Ensuring that claims about our own products and services are valid and honest while avoiding disparagement or unfair treatment of competitors.

III.     Financial Records and Reporting
    Each employee involved in the preparation of the Company's financial statements, records and reports must do so in accordance with the letter and spirit of generally accepted accounting standards and all other applicable laws, regulations and standards. All records must accurately and completely reflect the financial condition of the Company.

    Federal and other laws require accurate recordkeeping and accounting and impose civil and criminal penalties on individuals and companies that violate these requirements. Any attempts to create false or misleading records are forbidden. Both law and company policy require that no undisclosed funds or accounts shall be established for any purpose. Moreover, Company policy prohibits any employee from knowingly making a misleading, incomplete or false statement to an accountant or an attorney in connection with an audit or any filing with a governmental or regulatory agency.

IV.      Conflicts of Interest

    Every employee must avoid conduct that conflicts, or appears to conflict, with his or her duty to the Company. All employees should conduct themselves such that a reasonable observer, whether a client, supplier, fellow employee, or regulator, would have no grounds for belief that a conflict of interest exists.

    Employees are not permitted to self-deal or otherwise to use their positions with the Company to further their own or any other related person's business opportunities. A related person is any family member, any person residing in the same household as the employee, any person with whom the employee has a direct or indirect personal relationship, or any organization or business activity in which the employee has an interest.

    From time to time, situations will arise that are not clear-cut. If you are uncertain about the propriety of your conduct or business relationships consult your manager. If you determine that a conflict does exist please report it immediately to the General Counsel of the Company. In either case, you can be sure that any such discussion will be held in confidence.

Employees should be aware of the following specific guidelines regarding conflicts of interest

A. No employee should use his or her position with the Company or information acquired during employment in a manner that may create a conflict, or the appearance of a conflict, between personal interests and those of the Company. If a conflict or potential conflict arises, report it immediately to the General Counsel of the Company.

For example, Company policy does not permit you to:

1. Accept, directly or indirectly, any money or object of value from any person or enterprise which has or is seeking business with the Company which may affect, or appear to influence, your business judgment. You should not offer excessive gifts or entertainment to others whose business the Company may be seeking. You may accept business-related meals, entertainment, gifts or favors when the value involved is not significant and clearly will not place you under any obligation to the donor.

2. Accept simultaneous employment with any concern that does business or competes with the Company, or with any other concern if that employment would interfere with your full-time and efficient service as an employee of the Company. In addition, if a related person works for a company or firm either in direct competition with or which does business with the Company and occupies a position that can influence decisions affecting lines of business of such other company or firm which compete with the Company's businesses or which relate to the business such other company conducts with the Company, you must disclose such related person's position on the attached agreement.

B. Certain situations require approval before you become involved. Specifically, you must submit a request to the General Counsel before you:

1. Serve as a director, general partner, or officer of any unaffiliated business organization. This rule does not apply to charitable, civic, religious, public, political, or social organizations, the activities of which do not conflict with the interests of the Company and do not impose excessive demands on your time.

2. Obtain an interest in any enterprise which has or is seeking to establish business relations with the Company. However, employees may invest in stock or other securities of publicly-owned companies.

C. From time to time situations also occur that must be disclosed to the Company's General Counsel. Examples of such situations include:

1. Business opportunities, commissions or other financial arrangements that are offered to related persons by persons or firms that are customers, vendors, or business partners of the Company. The Company requires such disclosure to make a determination of the appropriateness of such offers beforehand and to prevent even the appearance that Company employees might be improperly using their positions in the Company to promote the pDersona1 or financial interests of related persons.

2. Acquisitions of Company property or services on terms other than those available to the general public or other than those established by Company policy.

    These guidelines are intended to protect both you and the Company from conflicts of interest, divided loyalties, and situations that create the perception of impropriety. They will help to prevent you from compromising your ability to act solely in the Company's interest and aid you in complying with existing laws and regulations.

V.       Proprietary Information and Trade Secrets
    All persons who work for the Company learn, to a greater or lesser degree, facts about the Company's business methods that are not known to the general public or to competitors. For example, customer lists, the terms or fees offered to a particular customer, or marketing or strategic plans, may give the Company an advantage and must not be disclosed. In addition, such things as internal processing arrangements or proprietary systems developments must not be disclosed. These are just a few examples.

    Because these trade practices or methods are developed by employees in the course of their jobs for which the Company pays them a salary, these matters are the property of the Company, and it is important to the continued success of the Company that they remain known only to the Company.

    Therefore, except as a duly authorized senior officer of the Company may otherwise consent in writing, you shall not at any time disclose or use, either during or subsequent to your employment by the Company, any information, knowledge or data you receive or develop during your employment which is considered proprietary by the Company. This includes, but is not limited to, information stored for business purposes on any computer system (e.g., mainframes, individual terminals and personal computers) and software used by the Company.

    In addition, no employee shall disclose information which relates to the Company's secrets as contained in business processes, methods, compositions, improvements, inventions, discoveries or otherwise, or which the Company has received in confidence from others. On the other hand, the Company will not ask you to reveal, and no employee shall disclose to the Company, the proprietary information or trade secrets of others.

VI.      Insider Trading

    The Company believes that it is inconsistent with its reputation for integrity (as well as being illegal) for any employee to trade in securities on the basis of material, nonpublic, or "inside," information about the issuer obtained as a result of the employee's affiliation with the Company.

    Employees should consult the Company's Policy on Insider Trading and Other Misuse of Nonpublic Information for a more detailed discussion of this issue.

VII.     Compliance With Laws and Regulations
    The policy of the Company is to comply in all respects with all applicable SEC and NASD rules and regulations and with all applicable federal, state and local laws and regulations in the United States and in any other countries in which we operate. To this end, the Company has established and maintained various practices and procedures (including assigning management oversight responsibilities) which collectively comprise a corporate program intended to promote ethical behavior of employees and agents and to prevent and detect criminal conduct. These practices and procedures must be periodically reviewed and compliance activities properly recorded in order to assure compliance with the standards that have been established in the Guidelines for Sentencing of Organizations promulgated by the U.S. Sentencing Commission. The Company has established and will periodically augment an effective compliance program that conforms to the standards established in the Sentencing Guidelines.

    In addition, employees should be sensitive to the various equal employment opportunity laws and to the Company's strong policy against sexual harassment.

    The Company will exercise due diligence in attempting to detect and to prevent criminal conduct by employees and agents. In this regard from time to time the General Counsel may circulate specific laws and regulations because of their high degree of relevance to your activities. However, all employees are expected to be familiar with the laws and regulations that relate to the performance of their jobs and, if in doubt, to seek advice from the General Counsel as to what those laws and regulations are.

VIII.    Administration

    The Company's Code of Ethics calls for you to abide by the policies set forth above. Exceptions to these policies may be granted only by the General Counsel, who is responsible for the interpretation of the Code.

    To the extent that the Company has adopted or in the future may adopt specific policies pertaining to any of the matters covered in the Code of Ethics, the Code also mandates your agreement to abide by the terms of such policies. Neither this Code nor your agreement to abide it is meant to vary or supersede the regular terms and conditions of your employment by the Company or to constitute an employment contract.

    All employees are required to review the Code of Ethics annually and to complete, sign and return a statement acknowledging their agreement to abide by the Code. The Company takes the matters discussed in this Code very seriously. Violations of the Code may result in disciplinary actions up to and including termination of employment.


                             FUNDS DISTRIBUTOR, INC.
                     CODE OF ETHICS AGREEMENT & DISCLOSURE

    I acknowledge receipt of Funds Distributor's Code of Ethics dated October 1, 1996 and, in consideration of my employment with the Company, agree to abide by the terms of the policies set forth therein. I understand that my obligations under these policies may not be changed or modified, released, discharged, abandoned or terminated, in whole or in part, except by an instrument in writing signed by a duly authorized officer of the Company. I further understand that my obligation to abide by these policies is ongoing (both during and after my employment with the Company) and I agree to promptly disclose to the General Counsel any exceptions to or potential conflicts with this agreement that exist now or may arise in the future. I acknowledge that neither this agreement nor the Code of Ethics is meant to vary or supersede the regular terms and conditions of my employment with the Company or to constitute an employment contract.

    In the space below list any exceptions to the Code of Ethics or other matters that you feel should be disclosed. Specifically, you should list any existing or potential conflicts of interest and any directorships, partnerships, officerships, or other positions held in unaffiliated business organizations. You should list those positions even if you serve at the request of or with the permission of the Company. Please also disclose the positions of any related persons if so required by the Company's policy on conflicts of interests.

    All necessary disclosures should be made on this form even if they have been previously disclosed to the Company.

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Employee Signature:______________________________Date:________________

Employee Name (please print or type):____________________________________

Title:_______________________________       Phone extension:__________________

PLEASE COMPLETE, SIGN AND DATE THIS AGREEMENT, DETACH THIS PAGE AND SEND IT UNDER CONFIDENTIAL COVER TO THE ATTENTION OF PATRICK W. MCKEON, V.P.-DIRECTOR OF COMPLIANCE. YOU SHOULD RETAIN A COPY OF THIS AGREEMENT FOR YOUR OWN RECORDS.